Mail Stop 0306


      May 10, 2005


Via U.S. Mail and Facsimile to (310) 657-4879

Scott Hayashi
Chief Financial Officer
Arbios Systems, Inc.
8797 Beverly Boulevard, #206
Los Angeles, California 90048


	Re:	Arbios Systems, Inc.
		Form 10-KSB for the year ended December 31, 2004
		Filed March 30, 2005
      File No. 000-32603

Dear Mr. Hayashi:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-KSB for the year ended December 31, 2004

Item 8A.  Controls and Procedures - Page 34

1. We see that management, including the Chief Executive Officer and
Chief Financial Officer, concluded that Arbios Systems` disclosure controls and procedures are effective to ensure that the information required to be disclosed by Arbios Systems in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is "accumulated" and "communicated" to management, including the chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. Refer to Exchange Act Rule 13a-15(e). Apply in future filings.

Financial Statements

Consolidated Statements of Operations - Page F-3

2. The measure of cumulative loss per share is not meaningful and should be deleted from future filings.

Note 1.  Summary of Significant Accounting Policies

General - Page F-9

3. We note from page F-15 of your financial statements of Arbios Technologies, Inc included in the Form 8-K/A filed on January 12, 2004 that you entered into a Collaboration Agreement with CeMines Biologics, LLC on June 1, 2003. You state that you expect to recognize fees over a three year period under this contract. We do not see reference to this agreement is mentioned in your current filing. Please tell us the status of the Agreement and whether any of the fees were recognized into income.

Stock-Based Compensation - Page F-11

4. Expand future filings to present policy disclosure describing how you value and account for non-employee stock-based compensation.




Recent Accounting Pronouncements - Page F-13

5. Please note that it is not necessary to make disclosure about pending or recent accounting standards that are clearly not relevant to your business. For instance, we see disclosure about real estate time sharing transactions under SFAS 152.


Note 3.  Patent Rights - Page F-15

6. We see that you capitalized patent rights that were received in June 2001 because you believe that they have future economic benefit.
We see that you are solely engaged in research and development, and the related disclosures about the status of the products and technology. Tell us why the cost of the patents, upon acquisition, should not have been expensed as research and development. Refer to
FAS 2 and FIN 4 for guidance on research and development accounting.
Tell us why your accounting conforms to GAAP.

7. In a supplemental response tell us how the $400,000 assigned to the patent was determined. Also disclose in future filings.

8. In a supplemental response, describe and quantify the ownership interest of the shareholder(s) from whom you acquired the patents in
June 2001 both before and after the transactions. Show us that historical basis accounting is not required under SAB Topic 5-G. For purposes of applying that guidance, a holder of 10% or more of the outstanding common shares after consummation of a share for assets transaction associated with formation of a business would generally be considered a promoter.

Note 4.  Deferred Employee Loan-Out Costs - Page F-16

9. You state that you entered into the employee loan out agreement in
June 2001. If so, why is compensation expense under the agreement limited to 2003 and 2004? The sum of the amounts for those years is equal to the amount you disclose as the cumulative total. Was there no expense during fiscal 2001 or 2002? Advise supplementally and clarify in future filings.

10. Tell us whether you issued any stock or other compensation for the extension of the employee loan-out agreement. If so, tell us how you accounted for the additional compensation.





  Note 5.  Convertible Promissory Notes - Page F-16

11. Expand future filings to disclose how you determined the fair values of the warrants. You should identify the model applied and related assumptions.

12. You disclose that for each share issued upon conversion, each noteholder would receive additional warrants for the purchase of common stock. Tell us how those additional warrants were accounted for upon conversion of the notes. Show us that your accounting conforms to GAAP.

Note 7.  Stockholders` Equity - Page F-18

13. We see numerous transactions where shares or warrants were issued for non-cash consideration, such as services. For each non-cash transaction, future filings should separately identify the assigned fair value and describe how that fair value was measured. You should also separately identify amounts of compensation recognized and/or deferred, including disclosure of the amortization period for amounts deferred. As appropriate, you should identify the model applied and significant assumptions. Refer to SFAS 7 and SFAS 123 for guidance on disclosure.

14. Future filings should also present a roll-forward of outstanding warrants in a format similar to that provided for stock options.

15. With respect to the 4 million shares sold in September and October 2003, future filings should describe the $519,230 identified as stock issuance expense in more detail. Clarify the nature of the costs and the underlying accounting. Stock issuance costs are normally charged against the related equity. If these costs were accounted for in operations, the expanded disclosure should explain the basis for that accounting. Refer to SAB Topic 5-A for guidance on accounting for stock issuance costs.

Note 8.  Research Costs - Page F-22

16. We see that you amended the research agreement in 2002 to fully vest the 362,669 shares issued in 2001. From the statement of shareholders` equity it appears that the amendment was accounted for by reversing deferred compensation against paid in capital. Deferred compensation is normally expensed when vesting is accelerated. In a supplemental narrative, tell us how you accounted for the amendment and show us how the event was recorded in your books and records. If the deferred compensation was not charged to expense, explain your basis in GAAP. You should identify the literature considered, including how you interpreted and applied that guidance. We may have further comment on your accounting once we better understand how the amendment was recorded and your rationale therefore.


Section 302 Certification - Exhibits 31.1 and 31.2

17. We note that the certifications filed as Exhibits 31.1 and
31.2
were not in the proper form. The required certifications must be in the exact form prescribed; and the wording of the required certifications may not be changed in any respect, except for the modifications temporarily permitted to be made to the fourth paragraph of the certification as outlined in Part III.E of Release
No. 8238. Accordingly, please file an amendment to your Form10-KSB that includes the entire filing together with the certifications of each of your current CEO and CFO in the form currently set forth in
Item 601(b)(31) of Regulation S-B.

18. Based on the changes you made to the certifications, it is unclear whether you identified any material weaknesses based on the most recent evaluation. If you in fact identified any material weaknesses, please revise Item 8A (Controls and Procedures) to make full disclosure about those matters.

*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Traci Hornfeck, Staff Accountant, at (202)
824-
5565 or me at (202) 942-2862 if you have questions regarding these comments. In this regard, do not hesitate to contact Brian
Cascio,
Branch Chief, at (202) 942-1791.


							Sincerely,



							Gary Todd
							Reviewing Accountant

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Mr. Scott Hayashi
Arbios Systems, Inc.
May 10, 2005
Page 6



Mr. Scott Hayashi
Arbios Systems, Inc.
May 10, 2005
Page 2